

April 30, 2014

Via E-mail
Carlos Domenech
Chief Executive Officer
SunEdison Yieldco, Inc.
12500 Baltimore Avenue
Beltsville, Maryland 20705

>   **Re: SunEdison Yieldco, Inc.**
>   **Amendment No. 1 to Draft Registration Statement on Form S-1**
>   **Submitted April 14, 2014**
>   **CIK No. 0001599947**

Dear Mr. Domenech:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

About Yieldco, page 1

1. We note your response to comment 7 in our letter dated March 14, 2014. Please revise your disclosure to clarify that you are a "solar industry leader" based upon market share and your history of innovation.

2. We note your response to comment 8 in our letter dated March 14, 2014. However, we do not see a response to comment 8 included in Appendix 2. Please advise or revise.

3. We note your disclosure on page 3 that "[y]our Sponsor has agreed to forego any distributions on its Class B units dedicated with respect to periods ending on or prior to December 31, 2014. [Y]our Sponsor has also agreed to a reduction of these distributions it would otherwise be entitled to receive declared with respect to periods ending on or after January 1, 2015 until the construction projects included in [y]our initial portfolio (or

agreed—to substitute projects) reach commercial operation date, or 'COD.'" Please also disclose here and on page 72 that "[t]he projects in [y]our initial portfolio generally have already reached COD or are expected to reach COD prior to the end of 2014."

4. We note your statement that you expect "the currently identified Call Right Projects will be sufficient to satisfy a [. . .] meaningful portion of the Projected FTM CAFD commitment for 2016." Please provide further detail regarding the portion of such commitment that you currently expected will be satisfied by the currently identified Call Right Projects.

Our Business Strategy, page 8

5. Please revise your disclosure to clearly state that that your belief that "the solar segment [. . .] requires low operational and maintenance expenditures and a low level of interaction from managers" is based solely on the experience of your Sponsor. Please also clearly state that the 20-year term of long-term PPAs is based on the PPAs for the projects in your initial portfolio, rather than the terms of long-term PPAs in the solar industry generally.

Our Competitive Strengths, page 9

6. We note your response to comment 17 in our letter dated March 14, 2014. Please revise your disclosure to clarify the measure by which your "Sponsor has been one of the top five developers and installers of solar energy facilities in the world in each of the past four years."

Agreements With Our Sponsor, page 10

7. Please tell us how you will account for the payments received under the Interest Payment Agreement. Also, explain to us how you will reflect such payments on your consolidated statements of cash flows.

Assumptions and Considerations, page 80

8. We have reviewed your response to prior comment 30 in our letter dated March 14, 2014 and, since we do not see where you have made the requested changes in this section, we reissue our prior comment. We note you identify the acquisitions of the Stonehenge, Norrington, and Nellis solar energy systems as the primary contributor to expected fluctuations in your operating results between periods. Please quantify the expected change attributable to those acquisitions within each line item explanation. To the extent that a fluctuation is insignificant when excluding the impact of the acquisitions, please address the reasons why those items are expected to remain flat. To the extent there are significant fluctuations between the historical and projected periods, please ensure you explain the reasons for such changes in sufficient detail.

Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2013, page 86

9. We have reviewed your response to prior comment 35 in our letter dated March 14, 2014 and have the following comments:

- Although your response indicates that the historical financial statements include the costs you would have incurred had you operated as an unaffiliated entity, your response and disclosures on pages 75, 86 and F-20 indicate that your historical expenses would have been approximately $1.5 million higher had you operated as an unaffiliated entity. Please reconcile these statements and clarify your disclosures accordingly.

- You indicate that you expect payments made under the Management Services Agreement to be materially less than your historical G&A costs. Since your financial statements should reflect all costs of doing business, please ensure your pro forma G&A expense reflects all expenses paid by your Sponsor on your behalf that are in excess of the pro forma payments made under the Management Services Agreement.

- We note your disclosure on page 153 under the heading "Reimbursement of Expenses and Certain Taxes" regarding payments and reimbursements you will be required to provide to your Sponsor. If these reimbursements are external to the Management Services Agreement, please give them pro forma effect or tell us why such adjustments are unnecessary.

10. We note footnote 7 represents the net change in depreciation, amortization and accretion expense to give effect to the acquisitions of Norrington, Stonehenge and Nellis. Please reconcile this to your disclosure on page 85 which indicates you have not made any pro forma adjustments to your historical combined consolidated statement of operations for the year ended December 31, 2013 relating to the historical operations of your acquisitions of the Stonehenge or Norrington projects that will be part of your initial portfolio. In this regard, please consider adding a separate column for the pro forma adjustments related to your acquisition of Nellis given its significance to your predecessor financial statements.

11. Revise your disclosure to explain how your Sponsor's interest in Nellis will impact your cash available for distribution. Further, revise to explain how income or losses of Nellis will be allocated to your Sponsor.

Notes to the Unaudited Pro Forma Consolidated Balance Sheet, page 89

12. Explain to us why there are no pro forma adjustments associated with the acquired long-term debt or non-controlling interest in Nellis.

Management's Discussion and Analysis…, page 92

Stock-based Compensation, page 106

13. We note your table on page 107 reflects the grant date fair value per share of your
restricted stock and Class A common share issuances. Please tell us and disclose the
reasons for the significant difference in fair values between the restricted and Class A
shares. In doing so, disclose the nature of the restrictions and vesting terms of your
restricted shares. We also note your reference to vested and unvested options in the
paragraph under the table. As you do not appear to disclose any stock option issuances in
your filing, please revise your disclosures accordingly.

Solar Energy Markets, page 114

14. We note your response to comment 46 in our letter dated March 14, 2014. Please provide
further details regarding how Exhibit F provides the background support for such chart.
Please advise or revise.

Index to Financial Statements, page F-1

15. We have reviewed your response to prior comment 55 in our letter dated March 14, 2014.
Please disclose in your filing the specific pre-construction and under construction Call
Right Projects that you have agreed to purchase but have not been included in your
predecessor financial statements. Also disclose the significant terms of the acquisitions,
including the purchase prices and expected closing dates.

Combined Consolidated Statements of Operations, page F-6

16. Considering you reflect non-controlling interest on your balance sheet and your Sponsor
is the sole holder of Yield LLC's Class B units, please tell us why you do not allocate any
income to your non-controlling interest. If there is no allocation to non-controlling
interest due to the "Construction Forbearance Period" discussed throughout your filing,
please clarify your disclosures accordingly. Furthermore, since the Class B unitholder
will receive recurring distributions beginning in 2015, please give effect to these
distributions in your pro forma financial statements or tell us why such distributions
should be excluded.

2. Summary of Significant Accounting Policies, page F-11

Property and Equipment, page F-11

17. We have reviewed your response to prior comment 60 in our letter dated March 14, 2014.
We note that you do not present the cash flows pertaining to asset construction and the
related investment tax credits and grants in the predecessor statement of cash flows since

you are not involved with the construction of the assets and the government grants were received by the Sponsor. Please clarify how exclusion of these cash flows from the predecessor financial statements complies with the guidance in ASC 805-60-45-1 through -5. Also tell us how the Sponsor financed these projects and, since "carve-out" financial statements should reflect all assets and liabilities of an acquired business even if they are not acquired or assumed as part of the acquisition, clarify, if applicable, why such financing transactions should be excluded from the predecessor financial statements.

Revenue Recognition, page F-13

18. We have reviewed your response to prior comment 61 in our letter dated March 14, 2014 and have the following comments:

- You note in your response that PPA's with solar assets that produce SREC's provide the offtaker with the exclusive right to 100% of the energy generated, but that "another party" has contractual rights to the SREC's. We also note your disclosure on page F-13 that "certain" SREC's are sold independently in the open market. Later in your response, however, you indicate that you sell SREC's to PPA counterparties. Please clarify these statements for us and tell us if, in certain circumstances, you sell energy and SREC's to the same party. If so, clarify how such combined sales impact your accounting treatment, including your assessment of whether or not lease accounting should be applied.

- We note that SREC's "are sold when they are generated" and that you recognize revenue "when the SREC is delivered to the counterparty." Please explain to us the methods and timing of SREC delivery and, in doing so, tell us if the risks and rewards of SREC ownership are transferred simultaneous with the generation of power or at a subsequent date.

- We note that the description of your PBI arrangements in your response includes information not disclosed in your footnotes, including the states involved, contract terms, and rate information. Please provide such disclosures in your footnotes or tell us why such information would not be useful to investors.

- Your energy revenue recognition disclosures on page F-13 do not appear to disclose your revenue recognition accounting policy for sales of energy under PPA's that are not considered leases. Please revise your disclosures accordingly.

- Although your response indicates that you do not account for all PPA's as leases, your disclosure on page 98 suggests that all of your PPA's are accounted for as operating leases. Please revise your disclosures accordingly.

12. Subsequent Events, page F-22

19. Please explain to us why the acquisition of Nellis is being accounted for as a business combination and not as a reorganization of entities under common control. In this regard, we note your disclosure on page 126 that your Sponsor continues to hold the position of the general partner. Further, it appears the preliminary purchase price of $14.2 million is significantly less than the investor members' equity of $49.4 million as of December 31, 2013. Explain to us how the preliminary purchase price was determined and why it is less than the reported members' equity.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696 or me at (202) 551-3264 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Dennis M. Myers, P.C.